Exhibit 99.4

CONSENT OF QUALIFIED PERSON

October 19, 2018

I, Jason J. Cox, P.Eng., do hereby consent to the public filing of the report titled “Technical Report on the Feasibility Study on the Aripuanã Project, State of Mato Grosso, Brazil” (the Technical Report), prepared for Nexa Resources S.A. and dated October 15, 2018, and to the use of extracts from, or the summary of, the Technical Report in the press release of Nexa Resources S.A. dated October 19, 2018.

I also certify that I have read the Press Release and that it fairly and accurately represents the information in the Technical Report that supports the Press Release.

(Signed) “Jason J. Cox”

Jason J. Cox, P.Eng.

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